# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SKYX Platforms Corp., CIK 0001598981
CUSIP: 78471E105
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Date of event which requires filing of this statement: 05/14/2024
Amends the filing with accession number 0001493152-22-004771
Filed by CIK 0001630761
Persons authorized to receive notices and communications: Dov Shiff, c/o SKYX Platforms Corp., 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069, (855) 759-7584; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, (216) 566-5500

## Reporting persons
- Dov Shiff (CIK 0001630761): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 1,503,529; shared voting power 13,510,330; sole dispositive power 1,592,279; shared dispositive power 13,550,330; aggregate amount beneficially owned 15,142,609 (14.8% of the class)
  Comment: Number of shares beneficially owned by Mr. Shiff with sole voting and dispositive power includes 40,000 shares of Common Stock held by Mr. Shiff's spouse. Number of shares beneficially owned by Mr. Shiff with sole dispositive power includes 88,750 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement. Number of shares beneficially owned by Mr. Shiff with shared voting and dispositive power includes (i) 13,274,618 shares of Common Stock held by DZDLUX s.a.r.l. and (ii) 235,712 shares of Common Stock held by Shiff Group Assets Ltd. Number of shares beneficially owned by Mr. Shiff with shared dispositive power includes 40,000 shares of Common Stock that may be acquired upon the conversion of the Subordinated Convertible Promissory Note, which is convertible into shares of Common Stock at any time at the option of the holder, and which amount does not include interest.
- Shiff Group Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (0% of the class)
  Comment: Number of shares beneficially owned by Shiff Group Investments Ltd. with shared dispositive power includes 40,000 shares of Common Stock that may be acquired upon the conversion of the Subordinated Convertible Promissory Note, which is convertible into shares of Common Stock at any time at the option of the holder, and which amount does not include interest.
- Shiff Group Assets Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 235,712; sole dispositive power 0; shared dispositive power 235,712; aggregate amount beneficially owned 235,712 (0.2% of the class)
- DZDLUX s.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 13,274,618; sole dispositive power 0; shared dispositive power 13,274,618; aggregate amount beneficially owned 13,274,618 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: SKYX Platforms Corp.
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Comment:
This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 4") amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 16, 2022 (as amended by the Reporting Persons, the "Schedule 13D" or this "Statement"). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

This Amendment No. 4 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Persons as a result of a change in outstanding shares of Common Stock of the Company.

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Dov Shiff, Shiff Group Investments Ltd., an Israeli private company ("SGI"), Shiff Group Assets Ltd., an Israeli private company ("SGA"), and DZDLUX s.a.r.l., a limited company under Luxembourg law ("DZDLUX"). The foregoing entities and persons are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."
Residence or business address: The principal business address of each of Mr. Shiff, SGI and SGA is 2 Ben Shafrut St. Apt # 106, Tel Aviv 6296802 Israel. The principal business address of DZDLUX is 63-65, Rue de Merl, L-2146, Luxembourg.
Present principal occupation or employment: The principal business of each of SGI and SGA is serving as a private family investment vehicle. Mr. Shiff's principal occupation is serving as the President and Chief Executive Officer of SGI and as a controlling person of SGA. Mr. Shiff is also a director of the Company. The principal business of DZDLUX is serving as a private family investment vehicle. Mr. Shiff is a controlling person of DZDLUX.
Criminal convictions in the last five years: None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Shiff is an Israeli citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 15,013,859 shares of Common Stock, which represents approximately 14.6% of the Company's outstanding shares of Common Stock. Mr. Shiff also holds options to purchase an aggregate of 90,000 shares of Common Stock, 88,750 of which are or will be exercisable within 60 days of the filing of this Statement and all of which were granted to him as part of his director compensation. Such options include (i) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on January 1, 2020 and expire on January 1, 2025; (ii) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2020 and expire on December 31, 2025; (iii) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2021 and expire on December 31, 2026; (iv) options to purchase 5,000 shares of Common Stock at an exercise price of $12.34 per share, which were granted on March 11, 2022 and expire on March 11, 2027; (v) options to purchase 5,000 shares of Common Stock at an exercise price of $3.28 per share, which were granted on April 5, 2023 and expire on April 5, 2028; and (vi) options to purchase 5,000 shares of Common Stock at an exercise price of $1.09 per share, which were granted on April 4, 2024 and expire on April 4, 2029, 3,750 of which are or will be exercisable within 60 days of the filing of this Statement. SGI also holds a Subordinated Convertible Promissory Note, which may be converted into 40,000 shares of Common Stock (excluding interest), based on a conversion price of $15.00 per share, at any time at the option of the holder.

Each of SGI, SGA, and DZDLUX directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

Mr. Shiff, as President and Chief Executive Officer of SGI, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGI. Mr. Shiff, as a controlling person of SGA and DZDLUX, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGA and DZDLUX.

Each percentage ownership of Common Stock set forth in this Statement is based on the 102,501,694 shares of Common Stock reported by the Company as outstanding as of November 1, 2024 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of SGI, SGA, and DZDLUX beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff, as President and Chief Executive Officer of SGI and as a controlling person of SGA and DZDLUX, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by SGI, SGA and DZDLUX.

Mr. Shiff has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.
Transactions in the class effected during the past sixty days: On April 4, 2024, Mr. Shiff was granted 5,000 shares of restricted Common Stock, which vested upon grant, and options to purchase 5,000 shares of Common Stock at an exercise price of $1.09 per share, which expire on April 4, 2029, pursuant to the Company's non-employee director compensation program. There were no other transactions in the Common Stock effected by the Reporting Persons since such date.

## Signatures
- Dov Shiff: /s/ Dov Shiff, Dov Shiff (12/24/2024)
- Shiff Group Investments Ltd.: /s/ Dov Shiff, Dov Shiff, President and Chief Executive Officer (12/24/2024)
- Shiff Group Assets Ltd.: /s/ Dov Shiff, Dov Shiff, Controlling Person (12/24/2024)
- DZDLUX s.a.r.l.: /s/ Dov Shiff, Dov Shiff, Controlling Person (12/24/2024)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.